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                            July 13, 2022

       Mandeep Chawla
       Chief Financial Officer
       Celestica Inc.
       5140 Yonge Street, Suite 1900
       Toronto, Ontario, Canada M2N 6L7

                                                        Re: Celestica Inc.
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2021
                                                            Filed March 14,
2022
                                                            File No. 001-14832

       Dear Mr. Chawla:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Fiscal Year Ended December 31, 2021

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Non-IFRS Financial Measures, page 87

   1. In the fourth paragraph you refer to operating earnings and operating margin. In future filings, please refer
to these measures as    non-IFRS operating earnings    and    non-IFRS
                                                        operating margin    to
be consistent with your table on page 89 and avoid confusion by a reader.
   2. We note that your measure, non-IFRS operating earnings, is reconciled to IFRS earnings before income taxes. In
this regard, please revise future filings, to reconcile non-IFRS operating earnings to
earnings from operations, the most directly comparable IFRS
                                                        measure. Refer to Item
10(e)(1)(i)(B) of Regulation S-K.
 Mandeep Chawla
FirstName  LastNameMandeep Chawla
Celestica Inc.
Comapany
July        NameCelestica Inc.
     13, 2022
July 13,
Page  2 2022 Page 2
FirstName LastName
3. Your calculation of free cash flow differs from the typical calculation of this measure (i.e., cash flows from operations less capital expenditures). In future filings, in order to avoid potential confusion, please revise the title of your non-IFRS measure
to    adjusted free
         cash flow    or a similar title. Refer to Question 102.07 of the
Compliance & Disclosure
         Interpretations on Non-GAAP Financial Measures.
Notes to the Consolidated Financial Statements
2. Basis of Preparation and Significant Accounting Policies
(r) Revenue and deferred investment costs, page F-21

4. Please tell us what consideration you have given to disaggregated revenue disclosures by business line/end user (e.g., Aerospace & Defense, Capital Equipment, Communications).
         Refer to IFRS 15.114.
5. Please revise future filings to provide the disclosures required by IFRS 15.119(b), (d),
         120, 122, 126, and 129 or tell us how your current presentation is appropriate.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Dale Welcome at 202-551-3865 or Jean Yu at 202-551-3305 with any questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Manufacturing